Exhibit 4.1
FIRST AMENDMENT TO
ENDURANCE SPECIALTY HOLDINGS LTD.
EMPLOYEE SHARE PURCHASE PLAN
WHEREAS, Endurance Specialty Holdings Ltd. (the “Company”) desires to amend its Employee Share Purchase Plan (as in effect, the “Plan”) to increase the number of the Company’s ordinary shares, par value $1.00 per share (“Ordinary Shares”), reserved for sale under the Plan from 200,000 Ordinary Shares to 400,000 Ordinary Shares (the “Plan Amendment”); and
WHEREAS, on February 23, 2011, subject to shareholder approval, the Board of Directors of the Company approved the Plan Amendment.
NOW THEREFORE, the Plan is hereby amended as follows:
1.	Section 3(b) of the Plan is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:
“a. Subject to adjustment as provided in Section 17 hereof, the maximum number of Shares which shall be reserved for sale under the Plan shall be 400,000. Such Shares shall be authorized and unissued Shares. If the total number of Shares which would otherwise be purchased pursuant to options granted hereunder on an Exercise Date exceeds the number of Shares then available under the Plan (after deduction of all Shares for which options have been exercised or are then outstanding) or there is insufficient unissued share capital of the Company, the Committee shall make a pro rata allocation of the Shares remaining available for option grant in as uniform a manner as shall be practicable and as it shall determine to be equitable and in compliance with the provisions of Section 423 of the Code. In such event, the Committee shall give written notice to each Participant of such reduction of the number of option Shares affected thereby and shall similarly reduce the rate of payroll deductions, if necessary.”
2.	The Plan Amendment shall be effective upon approval of the shareholders of the Company at the 2011 Annual General Meeting on May 11, 2011. If the Plan Amendment is not so approved at such meeting, then the Plan Amendment shall be void ab initio.
3.	Except herein above provided, the Plan is hereby ratified, confirmed and approved in all respects.